Exhibit 99.1

SaverOne Expands European Reach in Spain and Portugal

through a New Distribution Agreement with Sistemas ADAS

SaverOne accelerates its European expansion as part of its global growth strategy

Petah Tikvah, Israel, Oct. 09, 2024 (GLOBE NEWSWIRE) – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company that develops and sells advanced transportation safety solutions, announced today the signing of a new distribution agreement in Spain and Portugal with Sistemas ADAS, a leading distributor in transportation safety solutions, advanced driver assistance systems (ADAS) and telematics. This new distribution agreement marks a further step in SaverOne’s global expansion strategy, following its recent market entry into Italy and Mexico, and distribution agreement covering several US states.

Spain and Portugal represent substantial growth opportunities for SaverOne. Sistemas ADAS has a strong market presence, particularly in the bus and truck sectors, having deployed various systems in thousands of vehicles across Spain and Portugal. The agreement aims to leverage Sistemas ADAS’ extensive network to introduce SaverOne’s solutions to fleets across Spain and Portugal.

“We are pleased to have closed this key distribution agreement with Sistemas ADAS, a leading regional player, marking another step forward in our ongoing international expansion strategy,” said Ori Gilboa, CEO of SaverOne. “Spain and Portugal represent significant markets for SaverOne, with a robust public transportation sector in need of cutting-edge safety solutions. Sistemas ADAS has proven its capability and reliability in deploying advanced safety systems, and we look forward to working with them to accelerate our growth in these key markets.”

Elías Izquierdo, CEO of Sistemas ADAS, added: “We are proud to partner with SaverOne and bring their innovative driver safety solutions to our clients in Spain and Portugal. The potential to improve road safety across fleets, bus operators and OEMs in these regions is immense, and we are excited to play a role in this important mission.”

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on mobile phones while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

SaverOne has developed a Vulnerable Road User (VRU) solution with the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal. This safety solution supports the avoidance of a collision by early detection VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

About Sistemas ADAS:

In Sistemas ADAS, always with the focus on the Vision Zero Accidents, Zero Victims, we work on the selection and advisory of the best technologies available, to offer the market the solution to the accident rate in their fleets, and one of the keys to reducing operating costs.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; market acceptance of SaverOne’s protection solutions; SaverOne’s ability to expand its presence in Spain and Portugal; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute SaverOne’s products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for SaverOne’s products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and the Company’s belief that it maintains good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com

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